Exhibit (a)(5)(A)

FOR IMMEDIATE RELEASE

j2 GLOBAL ANNOUNCES INTENT TO COMMENCE CASH TENDER OFFER FOR CARBONITE AT $15.00 PER SHARE

Cash Offer Provides Carbonite Stockholders with Substantial Value and Immediate Liquidity

LOS ANGELES, December 24, 2014—j2 Global, Inc. (NASDAQGS: JCOM) on December 23, 2014 delivered a letter, a copy of which is included below, to Carbonite, Inc. (NASDAQ: Carb) indicating its intention to commence a cash tender offer to acquire all outstanding shares of Carbonite. j2 is seeking to acquire Carbonite and will be offering, subject to the terms and conditions described in its tender offer documents, to pay $15.00 per share. The full terms, conditions and other details of the tender offer will be set forth in the offering documents that j2 Global will be filing with the Securities and Exchange Commission.

The offer will not contain a financing condition.

Consummation of the offer will not be subject to a minimum tender condition, although it will be conditioned on j2 being satisfied, in its reasonable judgment, that it will not be subject to the restrictions of Section 203 of the Delaware General Corporation Law.

j2 Global, Inc. Letter to Carbonite, Inc.

December 23, 2014

Mohamad Ali

Carbonite, Inc.

Two Avenue de Lafayette

Boston, Massachusetts 02111

Re: Tender Offer for Carbonite, Inc.

Dear Mr. Ali:

Since receipt of your December 11, 2014 letter, we have carefully considered your letter, the process you articulated in that letter and our options. In the interim and while professing to need time to understand the value of Carbonite, Carbonite announced the pending acquisition of MailStore Software GmbH for a purchase price substantially higher than j2 Global, Inc. would have paid. Unfortunately, it cannot escape notice that, since our December 2, 2014 offer, Carbonite’s Board has been unable to establish a position on our compelling, all-cash proposal, but has fully considered and approved two items—your hiring and the MailStore transaction—that we believe have reduced the value of Carbonite shares to j2 (or another buyer that looks at value in a manner similar to j2) by more than $0.50 per share.

Candidly, we were surprised that after more than two years since we first made an offer to acquire Carbonite, it would take Carbonite’s Board up to another six weeks to act on an all-cash offer to acquire shares for $15. We have asked Carbonite’s Board to allow j2 to commence confirmatory due diligence and/or participate in a process that will deliver greater near-term value to Carbonite’s stockholders than our proposal. In light of the recent actions announced by Carbonite, your December 11 request for more time is not something j2 believes is in its best interest or in the best interest of its fellow stockholders. While you mentioned the need to develop a view on intrinsic value, the value reducing actions taken since our offer make continued delay unacceptable to those of us who have been invested in Carbonite for so long.

Accordingly, j2 has determined that it is time to take its proposal directly to its fellow stockholders and allow them to weigh in on the extrinsic value it is offering for Carbonite. Tomorrow, j2 intends to commence a tender offer for all shares of Carbonite stock at a price of $15 per share in cash. We hope and expect that our tender offer will provide Carbonite stockholders a clear path to realizing full and fair value for their shares within a legally-defined timeframe.

Notwithstanding the tender offer, we remain fully prepared and eager to engage in discussions with Carbonite and we continue to look forward to hearing from Carbonite and its Board directly on our proposal.

Sincerely,

Richard S. Ressler, Chairman

j2 Global, Inc.

Additional Information

Copper Holdings, Inc. (“Purchaser”), a wholly owned subsidiary of j2 Global, Inc., will commence a cash tender offer for all outstanding shares of common stock of Carbonite, Inc., subject to the terms and conditions set forth in the Offer to Purchase. The purchase price to be paid upon the successful closing of the cash tender offer is $15.00 net per share in cash, without interest and less any required withholding tax, subject to the terms and conditions set forth in the Offer to Purchase and the related letter of transmittal that accompanies the Offer to Purchase.

This communication does not constitute an offer to buy or solicitation of an offer to sell any securities. This communication is for informational purposes only. The tender offer will not be made to, nor will tenders be accepted from, or on behalf of, holders of shares in any jurisdiction in which the making of the tender offer or the acceptance thereof would not comply with the laws of that jurisdiction. The tender offer will be made pursuant to a tender offer statement on Schedule TO (including the Offer to Purchase, a related letter of transmittal and other offer materials) to be filed by j2 with the U.S. Securities and Exchange Commission (“SEC”) at a later date. INVESTORS AND SECURITY HOLDERS OF CARBONITE ARE URGED TO READ THESE AND OTHER DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. Investors and security holders can obtain free copies of these documents and other documents filed with the SEC by j2 Global through the web site maintained by the SEC at http://www.sec.gov. The Offer to Purchase Letter of Transmittal and other offering documents may also be obtained for free by contacting the Information Agent for the tender offer, D.F. King & Co., Inc. at 212-269-5550 or toll-free at 800-884-4969.

About j2 Global

j2 Global, Inc. and its affiliates provide Internet services through their two divisions: Business Cloud Services and Digital Media. The Business Cloud Services Division offers Internet fax, virtual phone, hosted email, email marketing, online backup, unified communications and CRM solutions. It markets its services principally under the brand names eFax®, eVoice®, FuseMail®, Campaigner®, KeepItSafe® and Onebox® and operates a messaging network spanning 49 countries on six continents. The Digital Media Division consists of Ziff Davis Inc., which offers technology, gaming and lifestyle content through its digital properties, which include PCMag.com, IGN.com, AskMen.com, Toolbox.com and others. Ziff Davis also operates NetShelter Powered by BuyerBase, an advanced digital ad targeting platform, and Ziff Davis B2B, a leading provider of research to enterprise buyers and leads to IT vendors. As of December 31, 2013, j2 had achieved 18 consecutive fiscal years of revenue growth.

Contact:

j2 Global, Inc.

Laura Hinson

800-577-1790

press@j2.com

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